1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

December 18, 2009

FILED AS EDGAR CORRESPONDENCE

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Responses to Comments on Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. Stout:

Set forth below are your comments provided via telephone on October 29, 2009, and responses to those comments, to the SEI Institutional Investments Trust’s (the “Trust” or “SIIT”) Post-Effective Amendment Nos. 43 and 44 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively. Both the comments and the responses are based on the Prospectus and Statement of Additional Information (“SAI”) of a new series of the Trust, known as the Dynamic Asset Allocation Fund (the “Fund”), both of which were initially filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009.

1.                                      Comment. Please clarify the “Principal Investment Strategy” and explain what is meant by “factor driven” and “tactical.” Please confirm in this response letter whether “factor driven” means that performance is measured against a benchmark or an index, and revise the Prospectus disclosure, if applicable.

Response. In response to your comment, we have modified the disclosure in the “Investment Strategy” section to clarify the meaning of “tactical asset allocation”. The factors considered in the Fund’s implementation of its strategy are described in the third paragraph of the “Investment Strategy.” We have also added disclosure to the SAI regarding the risks of the Fund’s tactical asset allocation strategy.

2.                                      Comment. Please discuss the type of fixed income securities in which the Fund will invest. Please revise the disclosure to describe whether the Fund’s investments in fixed income securities are subject to ratings or maturity restrictions.

Response. In response to your comment, we have updated the investment strategy section of the prospectus to state that the Fund’s exposure to fixed income securities will not be restricted by ratings or maturity requirements.

3.                                      Comment. Please state clearly in the Prospectus, the policy of the Fund regarding investments in illiquid securities.

Response. Because investing in illiquid securities is not a principal investment strategy of the Fund, we have not included any discussion of investments in illiquid securities in the Prospectus. The SAI discloses that the Fund may invest up to 15% of its assets in illiquid securities.

4.                                      Comment. Please consider adding a section describing liquidity risk in the section entitled, “What are the Risks of Investing in the Fund.”

Response. In response to your comment, we have added disclosure about the risks of investing in illiquid securities in the Prospectus.

5.                                      Comment. Please clarify the second-to-last sentence of the second paragraph on page 15, under the section entitled, “Pricing of Fund Shares.”

Response. In response to your comment, we have changed the disclosure to the following: “If price movements in a monitored index or security exceed levels established by the administrator, the administrator will notify SIMC or a Sub-Adviser that such limits have been exceeded.”

6.                                      Comment. Please add disclosure regarding management risk in the section entitled, “What are the Risks of Investing in the Fund.”

Response. In response to your comment, we have included the following disclosure in the Prospectus: “The Fund is also subject to the risk that investments selected by the Sub-Advisers will cause the Fund to under-perform relative to similar funds.”

7.                                      Comment. Please include in this response letter the information about the sub-advisers for the Fund.

Response. We have included the information about the Fund’s sub-advisers in the Prospectus and SAI.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in each post-effective amendment to its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the post-effective amendment to its registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the post-effective amendment to its registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien